Exhibit 12

INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(unaudited)

(in thousands)

	THREE MONTHS ENDED
	May 31, 2003	June 1, 2002
Earnings (loss) from continuing operations before income taxes	$(498)	$5,333
Plus: Fixed charges(1)	6,795	11,485
Less: Capitalized interest	(91)	(65)
Earnings available to cover fixed charges	$6,206	$16,753

Ratio of earnings to fixed charges (2)	0.91	1.46

(1) Fixed charges consisted of the following:

	THREE MONTHS ENDED
	May 31, 2003	June 1, 2002
Interest expense, gross	$6,375	$9,099
Rentals (Interest factor)	420	2,386
Total fixed charges	$6,795	$11,485

(2) For the three months ended May 31, 2003, earnings were inadequate to cover fixed charges by $589,000.